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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                              b2bstores.com, Inc.
                              -------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                  -------------------------------------------
                        (Title of Class of Securities)


                                  11776S 10 7
                              -------------------
                                (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                 210-281-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
-------------------------------------------------------------------------------
                                Communications)
                                ---------------

                                 May 24, 2000
                                 ------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                    Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         Richard Kandel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          2                                                            (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF & AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,066,666
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,166,667
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,066,666
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,166,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,233,333 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

     (1) Includes 100,000 shares held by Kandel & Son Profit Sharing Plan, of which Richard Kandel is the trustee; 66,667 shares held by Mint Corp. of New York, a company which is 50% owned by Richard Kandel, and 1,000,000 shares held by Enviro-Clean of America, Inc., a company in which Richard Kandel is Chairman of the Board, and the majority shareholder. Richard Kandel disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SCHEDULE 13D AMENDMENT No. 2

     This Amendment No. 2 (the "Amendment") amends and supplements the Amendment No.1 on Schedule 13D (the "Schedule 13D Amendment 1") relating to the shares of Common Stock, par value $0.01 per share, of b2bstores.com, Inc., a Delaware Corporation, previously filed by the reporting person. This Amendment is being filed in order for the reporting person to file individually, rather than with the group which he previously filed with. The other members of the group filed an amendment to their 13-D on March 24, 2000 in light of changing circumstances at the Company.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D Amendment 1.

Item 4.  Purpose of the Transaction.

     0n March 24, 2000, Enviro-Clean of America, Inc. ("Enviro-Clean"), Randall Davis, Steven Etra, Gary Granoff and Mark Rice filed an Amendment to their 13-D in which Enviro-Clean disclosed its intention to ask the b2bstores.com board of directors to appoint a representative of Enviro-Clean to the b2bstores.com board to represent the shareholders of Enviro-Clean in connection with recent announcements by b2bstores.com. Enviro-Clean also disclosed that it would encourage the b2bstores.com board to give full consideration to any and all strategic alternatives that Enviro-Clean believes might be presented for the purpose of enhancing shareholder value.

     The reporting person, Richard Kandel, Chairman of Enviro-Clean and b2bstores.com did not participate in any discussion on the board of Enviro-Clean as it related to its investment in b2bstores.com. Mr. Kandel's position as a director, officer and shareholder of each Enviro-Clean and b2bstores.com could have created or appeared to create potential conflicts of interest when faced with decisions that could have different implications for the Enviro-Clean and b2bstores.com. Mr. Kandel has refrained and will continue to refrain from participating in any decision or other action as a director or officer of either company if it presents such a conflict of interest. For that purpose, Mr. Kandel has filed this 13-D separately from the above-mentioned group.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2000




                                              /s/ Richard Kandel
                                            ------------------------------------
                                            Richard Kandel